                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*

                                GERON CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    374163103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                    c/o Rose Glen Capital Management, L.P.
                                251 St. Asaphs Rd.
                                3 Bala Plaza - East
                               Bala Cynwyd, PA 19004
                                  (610) 617-5900
                             ATTN:  GARY S. KAMINSKY
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           /   /    Rule 13d-1(b)
           / X /    Rule 13d-1(c)
           /   /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------------                                ----------------------
CUSIP NO.  374163103                                     PAGE   2  OF  9  PAGES
-------------------------                                ----------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS; S.S. OR I.R.S. IDENTIFICATION

    RGC International Investors, LDC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

    (a) /x/
    (b) N/A
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

--------------------------------------------------------------------------------
                       5  SOLE VOTING POWER

      NUMBER OF
       SHARES          ---------------------------------------------------------
    BENEFICIALLY       6  SHARED VOTING POWER
     OWNED BY
       EACH               1,909,798(1)
     REPORTING         ---------------------------------------------------------
      PERSON           7  SOLE DISPOSITIVE POWER
       WITH

                       ---------------------------------------------------------
                       8  SHARED DISPOSITIVE POWER

                          1,909,798(1)
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,909,798(1)

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                   N/A

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    9.9%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    OO

--------------------------------------------------------------------------------

-------------------------                                ----------------------
CUSIP NO.  374163103                                     PAGE   3  OF  9  PAGES
-------------------------                                ----------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS; OR I.R.S. IDENTIFICATION

    Rose Glen Capital Management, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

    (a) /x/
    (b) N/A
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------
                       5  SOLE VOTING POWER

      NUMBER OF
       SHARES          ---------------------------------------------------------
    BENEFICIALLY       6  SHARED VOTING POWER
     OWNED BY
       EACH               1,909,798(1)
     REPORTING         ---------------------------------------------------------
      PERSON           7  SOLE DISPOSITIVE POWER
       WITH:

                       ---------------------------------------------------------
                       8  SHARED DISPOSITIVE POWER

                          1,909,798(1)
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,909,798(1)

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                   N/A

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    9.9%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN

--------------------------------------------------------------------------------

-------------------------                                ----------------------
CUSIP NO.  374163103                                     PAGE   4  OF  9  PAGES
-------------------------                                ----------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS; OR I.R.S. IDENTIFICATION

    RGC General Partner Corp.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

    (a) /x/
    (b) N/A
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------
                       5  SOLE VOTING POWER

      NUMBER OF
       SHARES          ---------------------------------------------------------
    BENEFICIALLY       6  SHARED VOTING POWER
     OWNED BY
       EACH               1,909,798(1)
     REPORTING         ---------------------------------------------------------
      PERSON           7  SOLE DISPOSITIVE POWER
       WITH:

                       ---------------------------------------------------------
                       8  SHARED DISPOSITIVE POWER

                          1,909,798(1)
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,909,798(1)

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                   N/A

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    9.9%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

--------------------------------------------------------------------------------

-------------------------                                ----------------------
CUSIP NO.  374163103                                     PAGE   5  OF  9  PAGES
-------------------------                                ----------------------


                     FOOTNOTES TO COVER PAGE OF SCHEDULE 13G

1. This Amendment No. 1 to Schedule 13G is being filed on behalf of the following persons (the "Filers"):

              (1) RGC International Investors, LDC, a Cayman Islands limited duration company ("RGC");

              (2) Rose Glen Capital Management, L.P., a Delaware limited partnership ("Rose Glen"); and

              (3)  RGC General Partner Corp., a Delaware corporation
                   ("Partner").

              Each of Rose Glen and Partner shall be collectively referred to as the "RGC Affiliates."

              RGC is a private investment fund. Rose Glen is the investment manager of RGC and Partner is the general partner of Rose Glen. The Common Stock to which this Schedule 13G relates is owned by RGC. The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.

              RGC is reporting that it owns, and Rose Glen as investment manager of RGC and Partner as general partner of Rose Glen is reporting that they beneficially own, 1,909,798 shares of Common Stock or approximately 9.9% of the outstanding shares of the Issuer. The total number of shares of Common Stock the Filers are reporting as being beneficially owned by them consists of (i) shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants (the "Series A Warrants") to purchase up to 208,333 shares of Common Stock; (ii) shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants (the "Series B Warrants") to purchase up to 208,333 shares of Common Stock; (iii) shares of Common Stock issuable upon conversion of a $12,500,000 aggregate principal amount of a Series C Two Percent Convertible Debenture (the "Series C Debenture"); and (iv) shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants to purchase up to 1,100,000 shares of Common Stock, issued in connection with the Series C Debenture (the "Series C Warrants"). The Series C Debentures, Series A Warrants, Series B Warrants and Series C Warrants (collectively, the "Instruments") are convertible or exercisable only to the extent that the number of shares of Common Stock issuable upon conversion or exercise of the Instruments together with any other shares of Common Stock beneficially owned by the Filers would not exceed 9.9% of the then outstanding Common Stock of the Issuer. As a result, the number of shares of Common Stock actually issuable within 60 days of

-------------------------                                ----------------------
CUSIP NO.  374163103             SCHEDULE 13G            PAGE   6  OF  9  PAGES
-------------------------                                ----------------------

              December 31, 1999 upon conversion or exercise of the Instruments is 1,909,798 or 9.9% of the outstanding Common Stock on December 31, 1999. The Series A Warrants and Series B Warrants are exercisable at an exercise price of $12.00 and expire on June 10, 2000. 1,000,000 of the Series C Warrants are exercisable at an exercise price of $12.50 and 100,000 are exercisable at an exercise price of $12.75. The Series C Warrants expire on June 1, 2001. The Series C Debentures are convertible at a conversion price of $10.25.

              Each of RGC and the RGC Affiliates has sole power to vote and to dispose of the shares indicated.

ITEM 1.       (A).      NAME OF ISSUER: Geron Corporation (the "Issuer")

              (B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 200 Menlo Park, California 94025

ITEM 2.       (A).      NAME OF PERSON FILING: This Schedule 13G is being filed
                        on behalf of the following persons (the "Filers"):

                        (1) RGC International Investors, LDC, a Cayman Islands limited duration company ("RGC");

                        (2) Rose Glen Capital Management, L.P., a Delaware limited partnership ("Rose Glen"); and

                        (3) RGC General Partner Corp., a Delaware corporation ("Partner").

                        Each of Rose Glen and Partner shall be collectively referred to as the "RGC Affiliates."

                        RGC is a private investment fund. Rose Glen is the investment manager of RGC and Partner is the general partner of Rose Glen. The Common Stock to which this
                        Schedule 13G relates is owned by RGC. The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.

              (B).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                        RESIDENCE: The business address for each of the RGC Affiliates is 251 St. Asaphs Road, Suite 200, 3 Bala Plaza - East, Bala Cynwyd, Pennsylvania 19004. The business address for RGC is c/o SEI Fund Resources International, Ltd., 30 Herbert Street, Dublin, Ireland
                        2. The residence or business address of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.

-------------------------                                ----------------------
CUSIP NO.  374163103                                     PAGE   7  OF  9  PAGES
-------------------------                                ----------------------


              (C). CITIZENSHIP: RGC is a Cayman Islands limited duration company. Rose Glen is a Delaware limited partnership. Partner is a Delaware corporation. The citizenship of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.

              (D). TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value (the "Common Stock").

              (E).      CUSIP NUMBER: 374163103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A: N/A

              If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

ITEM 4. OWNERSHIP. For information concerning the ownership of Common Stock of the Issuer by RGC and the RGC Affiliates, see Items 5 through 9 and 11 of the cover pages to this Schedule 13G and the footnotes thereto.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. RGC has granted to Rose Glen, as investment manager, the sole power to manage RGC's investments.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. N/A

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. N/A

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP. N/A

ITEM 10.      CERTIFICATIONS.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-------------------------                                ----------------------
CUSIP NO.  374163103                                     PAGE   8  OF  9  PAGES
-------------------------                                ----------------------


                                   SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2000

                                       RGC INTERNATIONAL INVESTORS, LDC
                                       By: Rose Glen Capital Management, L.P.
                                           By: RGC General Partner Corp.

                                       By: /s/ Wayne D. Bloch
                                          -------------------------------------
                                          Wayne B. Bloch
                                          Managing Director

                                       ROSE GLEN CAPITAL MANAGEMENT, L.P.
                                       By: RGC General Partner Corp.

                                       By: /s/ Wayne D. Bloch
                                          -------------------------------------
                                          Wayne B. Bloch
                                          Managing Director

                                       RGC GENERAL PARTNER CORP.

                                       By: /s/ Wayne D. Bloch
                                          -------------------------------------
                                          Wayne B. Bloch
                                          Managing Director

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. SECTION 1001)

-------------------------                                ----------------------
CUSIP NO.  374163103                                     PAGE   9  OF  9  PAGES
-------------------------                                ----------------------


                                   SCHEDULE A

              The name, citizenship and principal occupation or employment of each executive officer of the RGC Affiliates are set forth below. The business address of the above listed persons is 251 St. Asaphs Road, Suite 200, 3 Bala Plaza-East, Bala Cynwyd, Pennsylvania 19004.


Name and Position          Citizenship      Principal Occupation or Employment
-----------------          -----------      ----------------------------------
Wayne D. Bloch             United States    Managing Director - RGC General Partner Corp.*

Gary S. Kaminsky           United States    Managing Director - RGC General Partner Corp.*

Steven B. Katznelson       Canada           Managing Director - RGC General Partner Corp.*



RGC is governed by a board of directors consisting of Messrs. Bloch, Kaminsky and Katznelson and three additional persons who are affiliates of RGC's administrator, SEI Fund Resources International, Ltd. RGC's board of directors has granted to Rose Glen, as investment manager, the sole power to manage RGC's portfolio of investments.

* Messrs. Bloch, Kaminsky and Katznelson own all of the outstanding capital stock of Partner, are the sole officers and directors of Partner and are parties to a shareholders agreement pursuant to which they collectively control Partner. Through Partner, Messrs. Bloch, Kaminsky and Katznelson control Rose Glen.